Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION
REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR
MANAGEMENT MEMBERS IN 2009
Information regarding the compensation of Directors, Supervisors and senior management members reported by China Life Insurance Company Limited (the “Company”) in its 2009 Annual Report was on a preliminary basis. Information regarding their final compensation is reported as follows:
Unit: RMB ten thousand

The actual
						Welfare			payment in 2009
						(including			(before tax)
						contribution			(including
						by the			contribution by
						employer to			the employer to
						compulsory			compulsory
		Basic	Annual		Including:	insurances,	Total	Including:	insurances,
		annual	performance	Total	deferral	housing	(before	deferral	housing
Name	Position	salary	bonus	salary	payment	allowances, etc.)	tax)	payment	allowances, etc.)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Chao	Chairman and Executive Director	38.43	106.86	145.29	53.43	42.14	187.43	53.43	134.00
Wan Feng	President and Executive Director	34.58	96.18	130.76	48.09	39.66	170.42	48.09	122.33
Lin Dairen	Vice President and Executive Director	34.20	95.11	129.31	47.56	37.06	166.37	47.56	118.81
Liu Yin gm	Vice President, Executive Director and Board Secretary	34.20	95.11	129.31	47.56	38.33	167.64	47.56	120.08
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Shi Guoqing	Non-executive Director	—	—	—	—	—	—	—	—

Commission File Number 001-31914

									The actual
						Welfare			payment in 2009
						(including			(before tax)
						contribution			(including
						by the			contribution by
						employer to			the employer to
						compulsory			compulsory
		Basic	Annual		Including:	insurances,	Total	Including:	insurances,
		annual	performance	Total	deferral	housing	(before	deferral	housing
Name	Position	salary	bonus	salary	payment	allowances, etc.)	tax)	payment	allowances, etc.)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Zhuang Zuojin	Non-executive Director	—	—	—	—	—	—	—	—
Sun Shuyi	Independent Non-executive Director	—	—	—	—	—	—	—	—
Ma Yongwei	Independent Non-executive Director	—	—	—	—	—	—	—	—
Sun Changji	Independent Non-executive Director	—	—	—	—	—	—	—	—
Bruce Douglas Moore	Independent Non-executive Director	18.92	—	18.92	—	—	18.92	—	18.92
Xia Zhihua	Chairperson of the Supervisory Committee	34.20	95.11	129.31	47.56	36.64	165.95	47.56	118.39
Shi Xiangmmg	Supervisor	34.00	20.51	54.51	—	16.83	71.34	—	71.34
Yang Hong	Employee Representative Supervisor	55.00	36.24	91.24	—	29.81	121.05	—	121.05
Wang Xu	Employee Representative Supervisor	32.00	17.41	49.41	—	15.31	64.72	—	64.72
Tian Hui	Supervisor	15.00	—	15.00	—	—	15.00	—	15.00
Liu Jiade	Vice President	34.20	95.11	129.31	47.56	38.36	167.67	47.56	120.11
Zhou Ying	Vice President	34.20	95.11	129.31	47.56	36.58	165.89	47.56	118.33
Su Hengxuan	Vice President	34.20	95.11	129.31	47.56	35.56	164.87	47.56	117.31
Miao Ping	Vice President	2.85	7.93	10.78	3.96	3.35	14.13	3.96	10.17
Hwei- Chung Shao	Chief Actuary	215.40	55.78	271.18	—	77.47	348.65	—	348.65
Information regarding the compensation of the Directors, Supervisors and senior management members retired in 2009
Long Yongtu	Independent Non-executive Director	—	—	—	—	—	—	—	—
Chau Tak Hay	Independent Non-executive Director	13.08	—	13.08	—	—	13.08	—	13.08

Commission File Number 001-31914

						Welfare			The actual
						(including			payment in 2009
						contribution			(before tax)
						by the			(including
						employer to			contribution by
						compulsory			the employer to
						insurances,			compulsory
		Basic	Annual		Including:	housing	Total	Including:	insurances,
		annual	performance	Total	deferral	allowances,	(before	deferral	housing
Name	Position	salary	bonus	salary	payment	etc.)	tax)	payment	allowances, etc.)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Cai Rang	Independent Non-executive Director	13.08	—	13.08	—	—	13.08	—	13.08
al Wa Ngi . Fung	Independent Non-executive Director	13.08	—	13.08	—	—	13.08	—	13.08
Wu Weimin	Supervisor	25.00	14.38	39.38	—	12.83	52.21	—	52.21
Qing Ge	Employee Representative Supervisor	25.00	11.63	36.63	—	12.87	49.50	—	49.50
Liu Lefei	Chief Investment Officer	5.32	14.78	20.10	7.39	4.04	24.14	7.39	16.75
Liu Anlin	Chief Information Technology Officer	29.24	81.30	110.54	40.65	31.96	142.50	40.65	101.85

TOTAL	—	—	—	—	—	—	—	—	1,878.76

Notes:

1.
The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and senior management members of the Company for the year 2009 and includes the amount disclosed in the Company’s 2009 Annual Report.

2.	Pursuant to the relevant PRC regulations, Independent Non-executive Directors Long Yongtu, Sun Shuyi, Ma Yongwei and Sun Changji did not receive any compensation from the Company in 2009.

3.	The compensation for Directors, Supervisors and senior management members of the Company is calculated based on their respective terms of office in 2009.

4.	The compensation for the Directors and Supervisors of the Company in 2009 is subject to the approval by the 2010 Annual General Meeting of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 22 March 2011
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

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